

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2018

Mail Stop 4561

Marc Benioff
Chief Executive Officer
Salesforce.com, Inc.
The Landmark @ One Market, Suite 300
San Francisco, CA 94105

> **Re: Salesforce.com, Inc.**
> **Registration Statement on Form S-4**
> **Filed April 2, 2018**
> **File No. 333-224067**

Dear Mr. Benioff:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3453 with any questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Branch Chief - Legal
Office of Information
Technologies and Services

cc: Sarah Dods, Esq.
       Senior Vice President and Associate General Counsel
       Salesforce.com, Inc.

       Andrew Nussbaum, Esq.
       Wachtell, Lipton, Rosen & Katz